North America's Railroad

NEWS RELEASE

CN declares third-quarter 2016 dividend

MONTREAL, July 25, 2016 — CN (TSX: CNR) (NYSE: CNI) announced today that its Board of Directors has approved a third-quarter 2016 dividend on the Company's common shares outstanding. A quarterly dividend of thirty-seven-and-one-half cents (C$0.375) per common share will be paid on Sept. 30, 2016, to shareholders of record at the close of business on Sept. 9, 2016.

CN is a true backbone of the economy, transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company's website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Paul Butcher
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052